March 21, 2025

Prem Watsa
Chairman and CEO
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
M5J 2N7
Toronto, Ontario

       Re: Fairfax Financial Holdings Limited
           Registration Statement on Form F-4
           Filed March 14, 2025
           File No. 333-285834
Dear Prem Watsa:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Chris Bornhorst